Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14-6 under the Securities Exchange Act of 1934, as amended

Filing Person: W. P. Carey Inc.

Subject Company: Corporate Property Associates 15 Incorporated

Commission File No.: 000-50249

Registration File No.: 333-180328

If you have trouble viewing this email, read the online version. Dear Financial Advisor, The Boards of Directors of CPA®:15 and W. P. Carey & Co. LLC (“W. P. Carey”) have approved a plan under which the two companies will combine their businesses through a merger and W. P. Carey will convert into a real estate investment trust (“REIT”). The new REIT, to be named W. P. Carey Inc., will continue to trade on the New York Stock Exchange under the symbol WPC (NYSE: WPC). W. P. Carey, as you know, has been the advisor to CPA®:15 since inception and has invested and managed its assets successfully through a variety of economic conditions. We are pleased to be presenting a transaction that we believe will be beneficial to CPA®:15 stockholders by providing them with liquid shares in a company poised for growth and continued stable income. CPA®:15’s board has determined that the merger is in the best interest of CPA®:15 stockholders and unanimously recommends that stockholders vote FOR the merger. Please join us for a Conference Call to hear more about the Merger: Date: August 15, 2012 Time: 4:00 pm (et) Call-in Number: 1-877-270-2148 Reference: W. P. Carey CPA®:15 Conference Call The timeline of events for the proposed merger is as follows: July 23, 2012 — Record date for stockholders entitled to vote on the merger proposal August 6, 2012 — Commencement of mailing of Joint Proxy Statement/Prospectus to stockholders and their financial advisors

August 6, 2012 through September 12, 2012 — Proxy solicitation period. All proxies for stockholders not in attendance at the Special Meeting must be received and processed prior to the meeting September 13, 2012 — Special Meeting at 3 p.m. ET at the offices of Clifford Chance US LLP You will receive copies of the merger materials shortly. Included in the packet will be the: Joint Proxy Statement/Prospectus Merger brochure Sample of the proxy card your clients will use to vote their proxy Separately, you will receive a list of your clients receiving merger materials, including tax basis information for those who have held their CPA:15 investment in the same registration since inception. Please take the time to review the materials carefully with your clients and encourage them to vote at their earliest convenience. If we approach the date of the Special Meeting and have not received enough proxies to reach a quorum, Computershare Fund Services (“Computershare”), the solicitation agent for the merger, may contact your clients to solicit their vote. With your assistance, we will be able to get the votes required without your clients being contacted by Computershare. As always, if you have any questions, please do not hesitate to call our Investor Relations Department at 1-800-WP CAREY (972-2739). Most sincerely, Trevor P. Bond Chief Executive Officer Merger Letter for Financial Advisors Proxy Statement ~ CPA:15 Brochure Sample Proxy Card 50 Rockefeller Plaza New York, NY 10020 1-800-WP CAREYAdditional Information About The Proposed Merger CPA®:15 stockholders are urged to read the Joint Proxy Statement/Prospectus and other materials which were filed by CPA®:15 with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:15’s website (www.cpa15.com). CPA®:15 and certain of its executive officers and members of management may be deemed to be participants in the solicitation of stockholders in connection with the proposed merger. Information regarding CPA:15’s executive officers and directors is available in its annual report on Form 10-K filed with the SEC by CPA:15 on March 5, 2012. Investors may also obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the proposed merger, by reading the Joint Proxy Statement/Prospectus filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. If you no longer wish to receive W. P. Carey or CPA REIT-related e-mail correspondence, you may unsubscribe at any time. W. P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, NY 10020